Acceleration Request
February 1, 2006
Via Edgar and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop: 6010
Washington, D.C. 20549
Attention: Eduardo Aleman, Esq.

Re:	Cardica, Inc.
Form S-1 Registration Statement
File No. 333-129497
Ladies and Gentlemen:
The undersigned registrant (the “Registrant ”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement No. 333-129497 (the “Registration Statement”) to become effective at 7:00 a.m. Eastern Standard Time on February 2, 2006 or as soon thereafter as is practicable. Pursuant to the Commission’s letter dated November 30, 2005 regarding the Registration Statement, the undersigned Registrant further acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
[signature follows]

Very truly yours,
Cardica, Inc.

By	/s/ Robert Y. Newell

Robert Y. Newell Chief Financial Officer

cc:	Nancy H. Wojtas, Esq., Cooley Godward llp
Guy Molinari, Esq., Heller Ehrman LLP
Stephen Thau, Esq., Heller Ehrman LLP
Gian Cavallini, A.G. Edwards & Sons, Inc.
John Simon, Allen & Company LLC

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